UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                              NINE WEST GROUP INC.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    65440D102
                                 -------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 1998
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            0%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

                                                               Page 4 of 8 Pages



CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                            0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages


                    This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Nine West Group Inc. (the "Issuer"). This Ammendment No. 1 supplementally amends the initial statement on Schedule 13D dated December 10, 1997, filed by the Reporting Persons (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report that Quantum Partners has disposed of the 2,000,000 Shares held for its account and, as such, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.             Identity and Background.

                    This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller. This Statement relates to Shares held for the account of Quantum Partners.

                    Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 5.             Interest in Securities of the Issuer.

                    (a) Each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

                    (c) Except for the transactions disclosed on Annex B hereto, all of which were effected on the New York Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since December 10, 1997 (the date of filing of the previous statement on Schedule 13D) by any of the Reporting Persons or Quantum Partners.

                    (e)  Each  of  the  Reporting   Persons  ceased  to  be  the
beneficial owner of more than 5% of the Shares on January 28, 1998.



                                                               Page 6 of 8 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1998                 SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact




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                                                               Page 7 of 8 Pages


                                     ANNEX A


                    The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                Scott K. H. Bessent
                                  Walter Burlock
                                 Brian J. Corvese
                                Jeffrey L. Feinberg
                                   Arminio Fraga
                                  Gary Gladstein
                                     Ron Hiram
                                 Robert K. Jermain
                                  David N. Kowitz
                                Alexander C. McAree
                                   Paul McNulty
                               Gabriel S. Nechamkin
                                    Steven Okin
                                   Dale Precoda
                                Lief D. Rosenblatt
                                  Mark D. Sonnino
                              Filiberto H. Verticelli
                                  Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York,
New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.





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                                                                                                  Page 8 of 8 Pages

                                                      ANNEX B

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                NINE WEST GROUP INC.



                                       Date of              Nature of              Number                 Price
For the Account of                   Transaction           Transaction            of Shares             Per Share
------------------                   -----------           -----------            ---------             ---------

Quantum Partners/1/                   01/28/98                 SALE                760,000                26.000
                                      01/29/98                 SALE                 50,000                26.500
                                       2/02/98                 SALE                182,500                25.7825
                                       2/03/98                 SALE              1,007,500                25.0005

Quasar International                   1/12/98              SHORT SALE               9,300                25.931
Partners C.V./2/                                              COVER

























-------------------------
/1/  Transactions effected at the direction of SFM LLC.

/2/ Transaction effected at the direction of Bennett Lawrence Management, L.L.C.
("BLM"), a Delaware limited liability company. BLM has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar International Partners C.V., a Netherlands Antilles limited partnership.
